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                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. VI)*

                               Wegener Corporation
                                 (Name of Issuer)

                                  Common Stock
                        (Title of Class of Securities)

                                    948585104
                                 (CUSIP Number)

                                December 31, 2001
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 948585104
--------------------------------------------------------------------------------
  1.  Names of Reporting Persons.  David E. Chymiak      Phone: 918-281-2887
      I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
  2.  Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  [  ]
      (b)  [  ]
--------------------------------------------------------------------------------
  3.  SEC Use Only
--------------------------------------------------------------------------------
  4.  Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
Number of     5.      Sole Voting Power                         626,000
Shares       -------------------------------------------------------------------
Beneficially  6.      Shared Voting Power                       0
Owned by     -------------------------------------------------------------------
Each          7.      Sole Dispositive Power                    626,000
Reporting    -------------------------------------------------------------------
Person With   8.      Shared Dispositive Power                  0
--------------------------------------------------------------------------------
  9.  Aggregate Amount Beneficially Owned by Each Reporting Person
               David Chymiak  626,000
--------------------------------------------------------------------------------
  10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
  11  Percent of Class Represented by Amount in Row (9)   5.2%
--------------------------------------------------------------------------------
  12  Type of Reporting Person (See Instructions)   Passive Investor
--------------------------------------------------------------------------------

ITEM 1.         Security and Issuer
   (a)   Name of Issuer:  Wegener Corporation
   (b)   Address of Issuer's Principal Executive Offices:
         Technology Park,11350 Technology Circle,  Duluth, GA  30097

ITEM 2.         Identity and Background.
   (a)   Name of Person Filing;  David E. Chymiak  Phone: 918-251-2887
   (b)   Address of Principal Business Office or, if none, Residence:
         1605 E. Iola, Broken Arrow, OK  74012
   (c)   Citizenship:   United States
   (d)   Title of Class of Securities:  Common Stock
   (e)   CUSIP Number:  948585104

ITEM 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d2(b) or (c), check whether the person filing is a:
   (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
   (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15
             U.S.C. 78c).
   (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
   (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
   (e)  [ ]  An investment adviser in accordance with 240.13d1(b)(1)(ii)(E);
   (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
   (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
   (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
   (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
   (j)  [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).


ITEM 4.         Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
     (a)  Amount beneficially owned: 626,000
     (b)  Percent of class: 5.2%
     (c)  Number of shares as to which the person has:
         (i)   Sole power to vote or to direct the vote    626,000
         (ii)  Shared power to vote or to direct the vote     NA
         (iii) Sole power to dispose or to direct the disposition of   NA
         (iv)  Shared power to dispose or to direct the disposition of    NA

ITEM 10.        Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                          SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     March 13, 2002                By:  /S/  David E. Chymiak
                                              ------------------------
                                              David E. Chymiak